March 14, 2025

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

       Re: Haoxin Holdings Limited
           Amendment No. 13 to Registration Statement on Form F-1
           Filed March 5, 2025
           File No. 333-269681
Dear Zhengjun Tao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 13 to Registration Statement on Form F-1 filed March 5, 2025 Risk Factors, page 23

1. We note that your $3.30 per share and $1.70 per share cited in the risk factor titled
          You will experience immediate and substantial dilution    on page 59
do not match the
       $3.35 per share and $1.65 per share amounts in your Dilution table on page 64. Please explain the differences or revise as appropriate.
 March 14, 2025
Page 2

       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   William S. Rosenstadt